UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35710 / August, 11, 2025

In the Matter of:

First Trust Real Assets Fund
First Trust Private Credit Fund
First Trust Private Assets Fund
First Trust Alternative Opportunities Fund
Infinity Core Alternative Fund
Destiny Alternative Fund LLC
First Trust Hedged Strategies Fund
First Trust Enhanced Private Credit Fund
First Trust Capital Management L.P.
Vivaldi Capital Management LP
certain wholly-owned subsidiaries as described in Schedule A to the application
and certain of their affiliated entities as described in Schedule B to the application

225 W. Wacker Drive, 21st Floor
Chicago, IL 60606

812-15776

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

First Trust Real Assets Fund, et al. filed an application on May 2, 2025, and an amendment to the
application on June 17, 2025, requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain registered closed-end management
investment companies and business development companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On July 11, 2025, a notice of the filing of the application was issued (Investment Company Act
Release No. 35675). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions

is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by First Trust Real Assets Fund, et al. (File No. 812-15776) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa Countryman,

Secretary.